EXHIBIT 99.1

Caledonia Mining Corporation Plc: Blanket Applies for Exemption to Suspension of Operations

ST HELIER, Jersey, March 30, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) notes the announcement by His Excellency, President E.D. Mnangagwa on March 27, 2020 of a nationwide lockdown of Zimbabwe to restrict the spread of COVID-19 infections.  In terms of these regulations all commercial activities other than “essential services” must suspend operations from March 30, 2020 for a period of 21 days.

Although the Zimbabwe authorities have confirmed that gold mining is not an essential service, Blanket is currently permitted to continue with its operations, as  the authorities will grant exemptions for businesses which demonstrate they can operate in a manner that contributes to the management of the spread of COVID-19 infections.  Blanket Mine (“Blanket”) has applied for such an exemption on the grounds that:

  Blanket and its employee village can be quarantined from the surrounding area; and
  Blanket will re-configure its operations to reduce the risk of infections being transmitted amongst its employees.

A key measure to reduce the risk of infections amongst Blanket’s workforce will be to increase the “social-distancing” of employees as they enter and leave the underground workings.  This will reduce the number of employees who can work underground and will result in daily production running at approximately 70 - 80 per cent of the target production rate.

Blanket is permitted to continue operations at the reduced level until its application for exemption is dealt with by the authorities.

As noted in the Company’s announcement on March 26, 2020 Caledonia enters this unprecedented situation with a strong balance sheet such that it can withstand an interruption to production of several months.   Cash on hand at March 25, 2020 was $12.5 million following strong production in the first quarter of 2020 and the higher gold price in 2020.

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 800 Tel: +44 759 078 1139

WH Ireland (Nomad & Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Securityholders, potential securityholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the common shares of Caledonia for sale in the United States. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.